Alston&Birdllp

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

January 22, 2013

Via EDGAR AND Overnight Delivery

Mr. Michael McTiernan
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549-6010

Re:	ARC Realty Finance Trust, Inc.

Confidential Draft Registration Statement on Form S-11

Submitted December 28, 2012

File No. 377-00056

Dear Mr. McTiernan:

This letter sets forth the response of our client, ARC Realty Finance Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 11, 2013 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today publicly filed the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.          Comment:      We have referred your response to comment 5 in our letter dated December 20, 2012 to the Division of Investment Management.

Response:     Thank you.

2.          Comment:      We will continue to monitor for your revised prior performance tables in response to comments 26, 27 and 28 in our letter dated December 20, 2012.

Response:   The Issuer has revised Table I in Appendix A to the Prospectus in response to the Staff’s comments 26 and 27 in the Staff’s letter dated December 20, 2012. In response to comment 28, footnote one to Table III: Operating Results of Public Program Properties on page A-8 provides clarification to the user of this financial information that, in accordance with Generally Accepted Accounting Principles, cash interest and acquisition costs have been classified as cash generated from (used in) operations rather than in cash generated from (used in) investing activities or financing activities as certain companies in other industries may classify these costs.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

3.          Comment:      We note your response to comment 10. While we do not believe further changes to the prospectus are necessary on this point, please be advised that we believe a 20% or greater change in offering price would typically necessitate the filing of a post-effective amendment rather than a supplement.

Response:     Thank you.

Funds from Operations and Modified Funds from Operations, page 134

4.          Comment:      We note your revisions in response to comment 21. However, given that you primarily intend to invest in commercial real estate debt and that the adjustments described in this section appear to predominantly focus on investments in properties, it is still difficult to understand why these are the supplemental performance measures you intend to report and how they are useful. Please revise to emphasize adjustments specific to debt investments and explain why these adjustments are useful. For example, please specifically address provisions for loan losses, impairments on loans, and changes in the fair value of your MBS and real estate securities portfolio.

Response:     The Issuer has revised page 135 of the prospectus in response to the Staff’s comment.

Summary Information, page 139

5.          Comment:      We note your revised disclosure in response to comment 22. Please further revise to summarize the differences between the registrant’s targeted investments and the prior programs’ targeted investments.

Response:     The Issuer has revised page 140 of the prospectus in response to the Staff’s comment.

Undertakings

6.          Comment:      We note your response to comment 31. Please tell us how you intend to update the prospectus to include any required financial statements related to loan originations or acquisitions. Refer to Staff Accounting Bulletin 1I and the Division of Corporation Finance’s Financial Reporting Manual Section 2350.

Response:     The Issuer acknowledges the Staff’s comment and the financial statement requirements under Rule 3-14 of Regulation S-X. The Issuer confirms that, in the event the Issuer makes any loan origination or acquisition which meets the requirements described in Staff Accounting Bulletin 1I or the Division of Corporation Finance’s Financial Reporting Manual Section 2350, it will provide financial statements with respect to the property securing the loan in a post-effective amendment or prospectus supplement and in an appropriate filing in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

Exhibits

7.          Comment:      We were unable to locate the legal opinion. Please provide a draft copy for us to review with your next amendment.

Response:     A copy of the form of legal opinion was attached as an Exhibit A to the Issuer’s response filed on December 27, 2012. Attached hereto as Exhibit A is an additional copy of the form of legal opinion for your convenience.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston
Enclosures

cc:	Lesley H. Solomon
Nicholas S. Schorsch
Nicholas Radesca

EXHIBIT A

Form of Exhibit 5.1 Legal Opinion

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

_______________, 2013

ARC Realty Finance Trust, Inc.

405 Park Avenue

New York, New York 10022

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to ARC Realty Finance Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 96,842,105 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 80,000,000 Shares (the “Public Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 16,842,105 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.          The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.          The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.          The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

ARC Realty Finance Trust, Inc.

_______________, 2013

4.          A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.          Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.          A certificate executed by an officer of the Company, dated as of the date hereof; and

7.          Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.          Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.          Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.          Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.          All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

ARC Realty Finance Trust, Inc.

_______________, 2013

5.          The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

6.          Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 96,842,105 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.          The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.          The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3.          The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

ARC Realty Finance Trust, Inc.

_______________, 2013

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,